Exhibit 99.1

Masonglory Limited Announces Share Consolidation and Share Reclassification

HONG KONG, August 6, 2026 (GLOBE NEWSWIRE) -- On July 31, 2026, Masonglory Limited (the “Company”) held the Company’s Extraordinary General Meeting (the “EGM”), amongst which a share consolidation was approved by the shareholders, whereby every eight issued and unissued shares of par value of US$0.0001 each in the share capital of the Company be consolidated into one (1) share of a par value of US$0.0008 each (the “Share Consolidation”) so that the authorized share capital of the Company shall be changed from US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each to US$50,000 divided into 62,500,000 shares of a par value of US$0.0008 each.

The authorized share capital of the Company shall then be reclassified by re-classifying the 62,500,000 shares of a par value of US$0.0008 each as 60,000,000 class A ordinary shares of a par value of US$0.0008 each, each such share carrying one (1) vote per share (the “Class A Shares”) and 2,500,000 class B ordinary shares of a par value of US$0.0008 each, each such share carrying fifty (50) votes per share (the “Class B Shares)” (the “Reclassification”) so that the authorized share capital of the Company shall be changed from US$50,000 divided into 65,200,000 shares of a par value of US$0.0008 each to US$50,000 divided into 62,500,000 shares of a par value of US$0.0008 each, comprising (i) 60,000,000 class A ordinary shares of a par value of US$0.0008 each and (ii) 2,500,000 class B ordinary shares of a par value of US$0.0008 each.

The Share Consolidation, and Reclassification shall be reflected with the Nasdaq Capital Market and in the marketplace at the open of business on August 11, 2026, whereupon the Class A Shares will continue trading under the symbol “MSGY” and under the new CUSIP Number of G6007A118.

About Masonglory Limited

Founded in 2018 in Hong Kong, Masonglory Limited is a subcontractor providing wet trades services and other ancillary services to property developers and Hong Kong government. As a registered specialist trade contractor (plastering-group 2) since 2020, the Company provides customers with comprehensive wet trades works solutions, which principally include: (i) plastering on floors, ceilings, and walls; (ii) tile laying on internal and external walls and floors; (iii) brick laying; (iv) floor screeding; and (v) marble works. For more information, please visit: https://www.masontech.com.hk/; https://ir.masontech.com.hk/

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Masonglory Limited

Investor Relations Department

Email: services@wealthfsllc.com